

Mail Stop 4546

September 1, 2016

Dori C. Assaly
Senior Vice President, Legal and Corporate Secretary
QLT Inc.
887 Great Northern Way, Suite 250
Vancouver, British Columbia
Canada V5T 4T5

> **Re:** **QLT Inc.**
> **Registration Statement on Form S-4**
> **Filed August 8, 2016**
> **File No. 333-212971**

Dear Ms. Assaly:

We have limited our review of your registration statement to the issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. We note your disclosure that the per share consideration that Aegerion shareholders will receive in conjunction with the merger is subject to downward adjustment. In this regard, please indicate the minimum per share merger consideration that Aegerion shareholders would receive assuming the class action litigation and DOJ/SEC matters were settled for an amount that exceeds the negotiated threshold for such matter. Also revise the cover page to disclose the potential impact of these matters on the stated 67% and 33% ownership interests that QLT and Aegerion shareholders, respectively, would hold in Novelion following the merger.

2. We note your disclosure on page 40 of the proxy statement/prospectus that, if the class action litigation and DOJ/SEC matters are not resolved prior to the closing of the merger, Aegerion shareholders will receive warrants to purchase QLT common stock in lieu of QLT common stock. Please highlight this information on the cover page of the proxy statement/prospectus.

Summary

3. We note your disclosure on page 131 of the proxy statement/prospectus that QLT was likely classified as a PFIC in 2015 and is expected to be classified as a PFIC in 2016. We further note your Form 8-K filed on August 9, 2016, which discusses QLT's tax status during the 2008-2014 period. Please revise to highlight this information in the summary, including the implications of being a PFIC that are described in the risk factor that appears on page 28.

The Merger

Background of the Merger, page 40

4. Please revise to provide further detail with regard to each of the following items:
    *   The material terms in QLT's draft term sheet, as referenced at the top of page 42;
    *   the preliminary valuation analyses provided by J.P. Morgan to Aegerion management, as referenced on page 43;
    *   the merger consideration, if any, that was included in the April 12, 2016 draft merger agreement between QLT and Aegerion, as referenced on page 45;
    *   the basic terms of Company A's in-license proposal, as referenced on page 46;
    *   the merger consideration that was included in the May 2, 2016 draft merger agreement between QLT and Aegerion, as referenced on page 47;
    *   the "open points" that remained in the negotiations between QLT and Aegerion at various points, as referenced, without limitation, on pages 47, 48, 50, 54, 56 and 58;
    *   the material terms, including cash consideration, contained in the draft merger agreement that Aegerion presented to Company B, as referenced on page 54;
    *   the basic terms of Company C's in-license proposal, as referenced on page 54; and
    *   the feedback that Aegerion management provided to Company D, which resulted in Company D determining not to pursue a transaction, as referenced on page 54.

Material United States Federal Income Tax Consequences of the Merger

U.S. Federal Income Tax Consequences of the Merger to Aegerion Stockholders, page 127

5. We note your disclosure that the merger "is expected to be" a taxable transaction. Please revise your disclosure to indicate whether the merger will be a taxable transaction and provide corresponding disclosure throughout the proxy statement/prospectus, where appropriate. To the extent that you are unable to provide such disclosure, please consider whether a tax opinion is required pursuant to Regulation S-K, Item 601(b)(8). For guidance, please refer to Parts III.C.2 and C.4 of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Josh Samples at (202) 551-3199 or Joseph McCann at (202) 551-6262 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Raymond O. Gietz, Esq.
Weil, Gotshal & Manges LLP